Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

April 18, 2011

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Stratton Multi-Cap Fund, Inc.

(1933 Act Registration No. 2-44752/ 1940 Act Registration No. 811-2297)

Stratton Real Estate Fund, Inc.

(1933 Act Registration No. 2-42379 / 1940 Act Registration No. 811-2240)

The Stratton Funds, Inc.

(1933 Act Registration No. 33-57166/ 1940 Act Registration No. 811-7434)

(each a “Fund,” and collectively, the “Funds” or “Registrant”)

Dear Mr. O’Connor:

Set forth below are our responses to your comments on Post-Effective Amendment No. 24 to The Stratton Funds, Inc.’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 26 to The Stratton Funds, Inc.’s Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended (“1940 Act”) (the “Amendment”) as transmitted via facsimile on April 30, 2010. The Funds issue a combined Prospectus, therefore your comments on the Amendment equally apply to the post-effective amendments for all three Funds. Page references correspond to those of the Amendment as filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2010. As discussed, the Funds will incorporate these comments in the filing of their next post-effective amendment on Form N-1A.

Prospectus

1.	Comment: Remove the parenthetical “(a series of The Stratton Funds, Inc.)” from beneath Stratton Small Cap-Value Fund on the outside front cover.

Mr. Jim O’Connor

April 18, 2011

Response: Registrant will make the requested change.

2.	Comment: Remove “Stability • Strategy • Success” from the outside front cover.

Response: Registrant will make the requested change.

3.	Comment: Delete all text on the inside front cover.

Response: Registrant will make the requested change.

4.	Comment: In the first sentence of the paragraph describing the performance bar chart and table under “Investment Results” on pages 6, 10 and 14, replace references of Fund performance against each Fund’s primary and secondary performance benchmarks with disclosure that the comparison is “with a broad measure of market performance.”

Response: Registrant will make the requested change.

5.	Comment: Delete the description of the Funds’ primary benchmark in “Investment Results” on pages 7, 11 and 15.

Response: Registrant will make the requested change.

6.	Comment: Consider removing the description of the Funds’ secondary benchmarks in “Investment Results” on pages 7, 11 and 15.

Response: Registrant respectfully declines this comment and believes the existing disclosure conforms with the requirements of Item 4 of Form N-1A.

7.	Comment: On pages 7, 11 and 15, align the description of the title with the disclosure following under the heading “Purchase and Sale of Shares.”

Response: Registrant will replace the word “redeem” with “sell” in the disclosure below in order to be consistent with the title.

8.	Comment: On pages 7, 11 and 15, delete the sentence, “Your purchase of fund shares is subject to the following investment amounts:”.

Response: Registrant will make the requested change.

9.	Comment: On pages 7, 11 and 15, disclose that a shareholder may purchase or redeem Fund shares “on any business day.”

Mr. Jim O’Connor

April 18, 2011

Response: Registrant will make the requested change.

10.	Comment: Move the following sentence under “Investment Objective” for Stratton Real Estate Fund on page 8, “In pursuing total return, the fund will emphasize both capital appreciation and current income,” to that Fund’s “Principal Investment Strategies” section.

Response: Registrant will make the requested change.

11.	Comment: Move the footnote on page 8, which describes that Stratton Real Estate Fund changed its name and investment strategy effective September 30, 2009, to that Fund’s “Principal Investment Strategies” section.

Response: Because Registrant has already disclosed this information to investors in the Amendment and in a prospectus supplement sent to investors prior thereto, Registrant will delete this disclosure from the Prospectus moving forward.

12.	Comment: Please describe the kinds of “securities” that are permissible investments for Stratton Real Estate Fund.

Response: As described on page 8 in the “Principal Investment Strategies” section, Stratton Real Estate Fund, under normal circumstances, will invest 80% of its assets in “securities of real estate and real estate related companies, or in companies which own significant real estate assets at the time of purchase (“real estate companies”) and may include Real Estate Investment Trusts (“REITs”).” The disclosure continues on page 9 that “[t]he fund may invest in equity securities of issuers of any size and debt securities of any maturities. The fund may invest in securities of foreign issuers which meet the same criteria for investment as domestic companies, or sponsored and unsponsored depository receipts for such securities.” Stratton Real Estate Fund is also permitted to make investments, but not primary investments, as set forth and consistent with disclosure in the SAI. Registrant believes this disclosure sufficiently describes the securities in which the Fund may invest and conforms with the requirements of Item 4 of Form N-1A.

13.	Comment: Please describe the kinds of foreign securities in which Stratton Real Estate Fund may invest.

Response: As described in the Funds’ SAI, each of the Funds, including Stratton Real Estate Fund, may purchase foreign securities denominated in foreign currencies and/or traded outside of the United States. The Funds may also purchase sponsored and unsponsored American Depositary Receipts and American Depositary Shares. The Funds may make these investments in accordance with their respective investment policies.

Mr. Jim O’Connor

April 18, 2011

14.	Comment: What is the current percentage of Stratton Real Estate Fund assets invested in foreign securities?

Response: As of the date of this response, Stratton Real Estate Fund holds none of its net assets in foreign securities.

15.	Comment: Is there a limit on Stratton Real Estate Fund’s ability to invest in foreign securities?

Response: As described in the Funds’ SAI and in response to Comment 13, the Funds, including Stratton Real Estate Fund, may make investments in foreign securities in accordance with their respective investment policies. The Funds do not currently have additional limits on their investment in foreign securities.

16.	Comment: Please describe the types of debt securities in which Stratton Real Estate Fund may invest. May the Stratton Real Estate Fund invest in mortgage-backed and asset-backed securities?

Response: The Prospectus and SAI currently disclose that the Funds may invest in debt securities, including debt securities below investment grade securities (junk bonds). The Prospectus currently discloses that Stratton Real Estate Fund may invest in debt securities of any maturities. Registrant will revise this disclosure to apply to all Funds, i.e., to disclose that all Funds may invest in debt securities of any maturities. Although the Funds do not currently invest in mortgage-backed securities or asset-backed securities and have no current intention to invest these securities, there is no specific limit to their potential investment in these instruments.

17.	Comment: Confirm that Stratton Real Estate Fund is diversified.

Response: Registrant confirms that Stratton Real Estate Fund is diversified under the 1940 Act.

18.	Comment: Describe the advisor’s criteria for buying and selling stocks in Stratton Real Estate Fund.

Response: When making buy and sell decisions for Stratton Real Estate Fund’s portfolio, and each Fund’s portfolio, the advisor considers many factors, including: a security’s valuation, a company’s earnings prospects and financial ratios, and possible catalysts or significant events which may impact a company’s success or profitability. In addition, the advisor regularly reviews economic and social conditions in an effort to ensure that each Fund’s portfolio has the greatest possible potential to meet its goals, consistent with

Mr. Jim O’Connor

April 18, 2011

appropriate levels of risk. Registrant will include disclosure to this effect in the Prospectus.

19.

Comment: On page 12, disclose as of what date the largest company in the Russell 2000® Index is determined for purposes of establishing Stratton Small-Cap Value Fund’s 80% investment strategy (i.e., that, under normal circumstances, the Fund will invest at least 80% of its assets (measured at the time of purchase) in common stock and securities convertible into common stock of companies are below the market capitalization of the largest company in the Russell 2000® Index)?

Response: For purposes of establishing Stratton Small-Cap Value Fund’s 80% investment strategy, Stratton Small-Cap Value Fund determines the market capitalization of the largest company in the Russell 2000® Index at the time of purchase of a portfolio security. Registrant will make the requested disclosure.

20.	Comment: On page 12, disclose the market capitalization range of companies in the Russell 2000® Index under “Principal Investment Strategies.”

Response: Registrant will make the requested disclosure.

21.	Comment: Please confirm that there is no lower limit to the market capitalization of companies in which Stratton Small-Cap Value Fund, Inc. invests.

Response: Registrant confirms that there is no lower limit to the market capitalization of companies in which Stratton Small-Cap Value Fund invests.

22.	Comment: In the first paragraph on page 13, Registrant states, “Generally, small company stocks are considered more volatile than large company stocks because small companies have limited product lines and financial resources. Stocks of these companies may experience more abrupt price movements than larger cap stocks.” Consider moving this paragraph to the “Additional Information about Investment Risk Considerations” section.

Response: Registrant will make the requested change.

23.	Comment: Revise the disclosure under “Portfolio Manager” on page 15 to eliminate reference that Mr. Van Horn makes “final decisions to buy or sell stocks for the fund’s portfolios.”

Response: Registrant will make the requested change for all Funds.

Mr. Jim O’Connor

April 18, 2011

24.	Comment: Disclose the Funds’ principal investment strategies as required by Item 9 of Form N-1A is included in the Prospectus.

Response: Registrant believes the required disclosure under Item 9 of Form N-1A regarding principal investment strategies is included under “Principal Investment Strategies” in each Fund’s “Summary Section” on pages 4, 8 and 12 of the Prospectus and under “Investment Policies and Risk Considerations” on page 19 of the Prospectus.

25.	Comment: On page 19, add disclosure that REIT investments are better suited for tax-deferred funds.

Response: Registrant will make the requested change. Registrant will include the following disclosure in the Prospectus, “Dividends received from REITs will generally not be considered qualifying dividends and thus not be eligible for the reduced 15% rate. Accordingly, so long as that reduced rate remains in effect with respect to qualified dividends from regular equity funds, the higher rate applicable to REIT dividends may be a factor supporting the holding of shares of the Real Estate Fund in an IRA (or other tax qualified plan) rather than in a taxable account.”

Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Funds’ Registration Statements. Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Commission from taking any action with respect to the Registration Statement. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2972 or, in my absence, to Joshua B. Deringer, Esq. at (215) 988-2959.

Very truly yours,

/s/ Joseph B. Andolina
Joseph B. Andolina

cc:	Joshua B. Deringer, Esq.